Exhibit 99.1

SUZANO S.A.
Publicly Held Company
CNJP/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

CALL NOTICE
EXTRAORDINARY GENERAL MEETINGS

The Shareholders of (“Suzano” or “Company”) are hereby called, pursuant to article 124 of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), to meet at an Extraordinary General Meetings, to be held on September 30, at 10:00 a.m. (“EGM”), exclusively digitally, pursuant to sub-item I of paragraph 2 of article 5 and paragraphs 2 and 3 of art. 28 of Securities and Exchange Commission of Brazil (“CVM)” Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81/22”), in order to resolve on the following agenda:

(1) Approve the Protocol and Justification of Merger by the Company of the following companies: (i) Timber VII SPE S.A., (ii) Pradaria Agroflorestal Ltda., (iii) Timber XX SPE S.A., (iv) Cabeceira Agroindustrial Ltda., and (v) Frigg Florestal S.A. (“Target Companies”, “Mergers” and “Protocol and Justification”);

(2) Ratify the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda. (“Appraiser”) to appraise the owners’ equity of the Target Companies, according to the law;

(3) Approve the accounting appraisal reports on the owners’ equity of the Target Companies, at their book value, prepared by the Appraiser in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Reports”);

(4) Approve the Mergers;

(5) Approve the amendment of Article 4 of the Company’s Bylaws in order to complement the Company’s corporate purpose so as to (i) include a reference to the activities of “theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose”; and (ii) specify the description of letter “g” to include an express reference to the activities of “retail sale and wholesale of electricity”;

(6) Approve the amendment to the Company's Bylaws to provide for the alternative nomenclature of Statutory Executive Officers and Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively;

(7) Approve the restatement of the Company’s Bylaws; and

(8) Authorize the Company’s management to practice all acts necessary for the implementation of the resolutions approved, under the legislation in force.

The following is available to the Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the CVM

Exhibit 99.1
(www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br), (a) the Management’s Proposal containing (i) the Protocol and Justification and its annexes, which include the Appraisal Reports; (ii) the main conditions of the Mergers, as required by article 22 of CVM Resolution No. 81/22; (iii) the information of Annex L of CVM Resolution No. 81/22; and (iv) a copy of the bylaws with a highlight on the proposed amendments, as required by article 12, item I, of CVM Resolution No. 81/22; and (v) the report detailing the source and justification of the proposed amendments to the Bylaws and analyzing their legal and economic effects, as required by article 12, item II of CVM Resolution No. 81/22; and (b) the Shareholders’ Manual, including instructions to attend the EGM; and (c) the form of the Absentee Ballot for the EGM.

General Instructions

Pursuant to CVM Resolution 81/22, the attendance of Shareholders at the EGM may be made through a digital platform to be made available by the Company for access on the day and time of the EGM or through distance voting. The guidelines and procedures applicable to both types of attendance referred to herein, as well as the other instructions relating to the EGM, are detailed in the Shareholder’s Manual referred to above, which is available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

In order to attend to the EGM, Shareholders must submit a request for access to the Company, together with the following documents, in accordance with article 126 of the Brazilian Corporation Law and as further detailed in the Shareholder’s Manual: (i) proper identity document of the shareholder or his/her representative; (ii) proof issued by the financial institution depositary of the book entry shares or in custody of his/her ownership; (iii) documents proving the powers of the legal representative of the legal entity shareholder or the manager or administrator, in the case of investment funds; and (iv) power of attorney, duly regularized in accordance with the law, in the event of representation of the shareholder by an attorney-in-fact.

Attendance through digital platform is restricted to the shareholders, their representatives or proxies, as the case may be, that are accredited as detailed in the Shareholder’s Manual and who enter the system by the time of opening of the EGM. Accreditation must be performed until 10:00 a.m. on 28 September, 2024 through electronic registration on the link: https://qicentral.com.br/m/age-suzano-2024-09.

Without prejudice to the possibility of attending the EGM by electronic means, the Company recommends that the Shareholders exercise their voting right by means of the absentee ballot. In this case, up to and including September 23, 2024, shareholders should transmit their voting instructions, delivering the respective absentee ballots: (i) to the Company’s share transfer agent; (ii) to their respective custody agents, in the case of shareholders holding shares deposited with a central depository; or (iii) directly to the Company through the link https://qicentral.com.br/m/age-suzano-2024-09, subject to the rules set forth in CVM Resolution 81/22 and the procedures described in the absentee ballot made available by the Company.

Guidance on the procedures for attending to and voting at the EGM, as well as other instructions relating to the EGM, are detailed in the Shareholder’s Manual.
São Paulo, August 30, 2024.

David Feffer
Chairman of the Board of Directors